SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                              Commission File Number  333-58223

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

         For Period Ended: March 31, 2002

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant DIAMOND BRANDS OPERATING CORP.

Address of principal executive office (Street and number)   1800 CLOQUET AVENUE

City, State and Zip Code   CLOQUET, MINNESOTA  55720

                                  PART II
                          RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        {     (a)   The reasons described in reasonable detail in Part III
        {           of this form could not be eliminated without
        {           unreasonable effort or expense;
        {     (b)   The subject annual report, semi-annual report,
        {           transition report on Form 10-K, 20-F, 11-K, or
        {           Form N-SAR, or portion thereof will be filed on or
        {           before the 15th calendar day following the prescribed
   (  ) {           due date; or the subject quarterly report or transition
        {           report on Form 10-Q, or portion thereof will be filed
        {           on or before the fifth calendar day following the
        {           prescribed due date; and
        {     (c)   The accountant's statement or other exhibit required by
        {           Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         Diamond Brands Operating Corp. (the "Operating Company"), Diamond Brands Incorporated ("DBI"), the holding company for the Operating Company, and certain of their direct and indirect subsidiaries (collectively, "Diamond Brands") filed voluntary petitions seeking protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on May 22, 2001. Upon the Operating Company's exit from the Chapter 11 process, the Operating Company expects to have undergone such changes (including to its capital structure) as to require changes in its quarterly report on Form 10-Q in order for such report to be accurate. In light of these circumstances, the Operating Company has been unable to prepare financial statements for its quarterly report on Form 10-Q for the period ended March 31, 2002.

         While a plan of reorganization has not been finalized, any return to the holders of the senior discount debentures of DBI and the senior subordinated notes of DBOC is highly speculative.

                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             William L. Olson            (218)               879-6700
                  (Name)               (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                            (  ) Yes   (X) No

         The Operating Company has not filed its annual report on Form 10-K for the period ended December 31, 2000, its quarterly report on Form 10-Q for the period ended March 31, 2001, its quarterly report on Form 10-Q for the period ended June 30, 2001, its quarterly report on Form 10-Q for the period ended September 30, 2001 and its annual report on Form 10-K for the period ended December 31, 2001.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            (X) Yes   (  ) No


         The following estimates are based on our financial statements which have not been finalized. The Operating Company's consolidated net sales for the three month period ended March 31, 2002, were approximately $21.4 million, an increase of approximately .4% from the comparable 2001 three month period. Operating income for the three month period ended March 31, 2002, was approximately $3.1 million, compared to operating income of $2.3 million in the comparable 2001 three month period. Restructuring expenses charged to operating income for the three month period ended March 31, 2002, were approximately $.6 million compared to restructuring expenses of $.5 million for the comparable 2001 three month period. These results reflect trends similar to those seen in the Operating Company's fourth fiscal quarter ended December 31, 2001.

         The Operating Company's consolidated interest expense for the three month period ended March 31, 2002, was approximately $4.2 million, compared to $4.7 million in the comparable 2001 three month period. Current accounting practices dictate that post petition interest that will not be paid should not be included in interest expense. Of the above interest expense, for the three month period ended March 31, 2002, post-petition interest of approximately $2.5 million is not expected to be paid.


                       DIAMOND BRANDS OPERATING CORP.
                (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2002                         By:  /s/ William L. Olson
                                               --------------------------------
                                               Name:  William L. Olson
                                               Title: Vice President of Finance